SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                               DriverShield Corp.
                                (Name of Issuer)

                     Common Stock,$.015 par value per share
                         (Title of Class of Securities)

                                   262094-10-5
                                   -----------
                                 (CUSIP Number)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262094-10-5                  13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Barry Spiegel and Lisa Siegel
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
                       641,263 [Barry Siegel]
                       67 [Lisa Siegel]
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES             1,083,332  Barry Siegel and Lisa Siegel Joint Tenants
 BENEFICIALLY                     with Right of Survivorship
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING            641,196 [Barry Siegel]
    PERSON                  67 [Lisa Siegel]
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       1,083,332  Barry Siegel and Lisa Siegel Joint
                                  Tenants with Right of Survivorship
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,292,996 Barry Siegel
    2,292,996 Lisa Siegel
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    20.0%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a) Name of Issuer:

          DriverShield Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:

          51 East Bethpage Road
          Plainview, NY. 11803

Item 2(a) Name of Person Filing:

          Barry Siegel and Lisa Siegel

Item 2(b) Address of Principal Business Office or, if none, Residence:

          51 East Bethpage Road
          Plainview, NY. 11803

Item 2(c)  Citizenship:

          United States of America

Item 2(d) Title of Class of Securities:

          Common Stock par value $.015 per share

Item 2(e) CUSIP Number:

          262094-10-5

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)   |_| Broker or Dealer registered under Section 15 of the Act

      (b)   |_| Bank as defined in section 3(a)(6) of the Act

      (c)   |_| Insurance Company as defined in section 3(a)(19) of the Act

      (d) |_| Investment Company registered under section 8 of the Investment Company Act

      (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

      (g) |_| Parent Holding Company, in accordance withss.240.13d-1(b)(ii)(G) (Note: See Item 7)

      (h)   |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(H)

Item  4(a) Amount Beneficially Owned

          As of December 31, 2001

          2,292,996 shares. [Includes stock options held by Barry Siegel with the right to purchase up to 500,000 shares and stock options held by Lisa Siegel with the right to purchase up to 68,334 shares.]

Item 4(b) Percent of Class: 20.0%

Item 4(c) Number of share as to which such person has:

      (i)   sole power to vote or to direct the vote: 641,263 [Barry Siegel]
                                                           67    [Lisa Siegel]

      (ii)  shared power to vote or to direct the vote:

            1,083,332 Barry Siegel and Lisa Siegel Joint Tenants with
                      Right of Survivorship

      (iii) sole power to dispose or to direct the disposition of:

            641,196 [Barry Siegel]
                 67 [Lisa Siegel]

      (iv)  shared power to dispose or to direct the disposition of:

            1,083,332 Barry Siegel and Lisa Siegel Joint Tenants
                      with Right of Survivorship

Item 5 Ownership of Five Percent or Less of a Class:

      Inapplicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

      Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Inapplicable.

Item 8 Identification and Classification of Members of the Group:

      Inapplicable.

Item 9 Notice of Dissolution of Group:

      Inapplicable.

Item 10 Certification:

      Inapplicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 15, 2002


         By:      s/ Barry Siegel           By:      s/Lisa Siegel
                  ---------------                    -------------
                  Barry Siegel                       Lisa Siegel